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(** )  Description of Electromagnetic fields.

Electromagnetic fields are by definition created by motion of elemental charges (electrons), either in free space, or constrained within a wire. When that motion or flow is relatively constant, we define it as direct current. When it is changing with time, we define it as alternating current.

A normal electromagnetic system exists within and around our planet that is necessary for our survival. It produces direct current voltage and current. These steady-state magnetic and electric fields have been our normal everyday setting and have connected us to the Earth's periodic rhythms.

The types of field that we are concerned about from a health effects standpoint are alternating current, or time-varying, fields whose strength and direction change regularly with time. They arise exclusively from man-made sources, specifically electric power and communications systems, and have been present in our environment for only about the past century.

Alternating  or changing with time electric fields

The alternating electric fields can be produced from power distribution wiring, structural cavity wiring, or appliance cordage. Most residential structures are transparent to alternating electric fields. When biological structures are exposed to such fields, every molecule will consistently try to align with each field variation. The same happens within a microwave oven, to such an extent that molecular friction is produced that manifests itself as heat. At power line frequency, 60 or 50 cycles/second, molecular friction is quite reduced, although interference with chemical synthesis persists, because random alignment is continuously interfered with, possibly preventing certain reactions. While scientists do not exactly know what is happening, exposure continues possibly promoting a variety of diseases that cannot be associated with any other factors, such as chronic fatigue, fibromyalgia, sleep deprivation, general irritability. Those with environmental hypersensitivity can feel immediate relief when the source of power is turned off, eliminating the electric field presence.

Alternating or changing with time magnetic fields

The alternating magnetic fields can be produced from power distribution wiring, grounding interconnections to mask a fire hazard, wiring errors, and locally from appliances. While those from appliances are point sources, whose level of emission drops off dramatically with increasing distance from the source, they are nonetheless important if exposure is lengthy.

Most residential structures are transparent to alternating magnetic fields. The interaction, however, is more complex than from electric fields, causing strange "windowing" effects. That is, effects that manifest most easily at certain intensities or frequencies, although even for the single-frequency exposure to power line frequencies, 60 or 50 cycles/second, one of the marked effects of extended exposure to more than a few milliGauss is an increase in the occurrence of Leukemia.

Electromagnetic fields can be problematic from two perspectives: the concern over potential health effects from human exposure, and the disruption to sensitive equipment under high field conditions. Electromagnetic fields testing and remediation services can address both issues.

Electromagnetic fields exposure has become a topic of concern for many people and is an active area of biophysical research. Scientific studies in recent years have shown an apparent correlation between exposure to elevated magnetic field levels and the risk of adverse health effects. The same is true for radio frequency radiation from broadcast and cell phone towers. Significant controversy now exists over the degree of risk posed by this exposure, and the exact mechanisms of interaction by which electromagnetic fields may influence biological processes. Confronted with this uncertain risk, many individuals and organizations have chosen to take a cautious approach and limit their exposure where possible.